SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 OR 15d-16 under the
securities exchange act of 1934
For the month of September 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

      I. Purchase Agreement
          On September 11, 2009, Telvent GIT, S.A. (the “Company”) entered into a Purchase Agreement (the “Purchase Agreement”) with Telvent Corporation, S.L. (“Telvent Corporation”), an existing shareholder of the Company, pursuant to which the Company will acquire 370,962 of its ordinary shares, nominal value € 3.00505 per share (the “Shares”) in exchange for a purchase price of U.S. $18.50 per Share, an aggregate purchase price of U.S. $6,862,797, equivalent to € 4,706,993.82 based on the US $/Euro exchange rate on September 10, 2009 of 1.458 US $/Euro. Closing of the purchase of the Shares occurred on September 15, 2009. The Purchase Agreement contains representations and warranties that are customary for a transaction of this type.
          The Company purchased the Shares in order to permit the participants in the Extraordinary Variable Compensation Plan (the “Plan”) to receive certain of their Plan awards in the form of our ordinary shares, rather than in cash. Our Board of Directors has approved an amendment to the Plan, which amendment remains subject to shareholder approval. Pursuant to this amendment, at the election of Plan participants, certain cash awards may be converted into such number of Shares as is determined by dividing the amount of the cash award by U.S. $18.50, our purchase price for the Shares. Certain Plan participants have so elected to convert their cash awards into Shares, subject to approval by the shareholders of the Plan amendment. Until the Shares are issued pursuant to the Plan, they will be treated as issued, but not outstanding.
          The above description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 4.1 hereto and incorporated herein by reference.
      II. Spanish Loan
     Also on September 11, 2009, the Company, as borrower, entered into an unsecured, bilateral loan agreement, governed by Spanish law, (the “Loan Agreement”) with Caja de Ahorros y Pensiones de Barcelona, as lender. The purpose of the new loan was to finance the acquisition of the Shares.
     The Company may make a single drawdown under the Loan Agreement in the amount of EUR 5,000,000. Such drawdown was made by the Company on September 15, 2009, in connection with the closing of the purchase of the Shares. The loan will be due and payable in one installment on December 31, 2012.
     Currently, the loan bears interest at a rate calculated on the basis of EURIBOR, plus a spread of 2.75%. However, beginning on December 31, 2009, the loan will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 2.00% to 4.50% depending on the Company’s Net Financial Debt/EBITDA ratio.
     The loan must be guaranteed by the subsidiaries of the Company that represent at least 85% of the consolidated EBITDA, total assets and revenues of the Company. Currently, Telvent Export, S.L., Telvent Tráfico y Transporte, S.A., Telvent Energía, S.A., Telvent Farradyne Inc, Telvent USA, Inc, Telvent Traffic North America Inc, Telvent Canada, Ltd, Telvent Brasil, S.A., Telvent Portugal, S.A., Telvent Mexico, S.A. de Capital Variable, Telvent Housing, S.A., Telvent Outsourcing, S.A., Telvent Servicios Compartídos, S.A., Telvent Interactiva, S.A., Telvent Environment, S.A., Matchmind Holding, S.L. and Telvent Miner & Miner are acting as guarantors under the Loan Agreement.
     The Loan Agreement includes customary provisions for transactions of this nature, including mandatory prepayment events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     The Company intends to furnish an English translation of the Loan Agreement as an exhibit to its third quarter financial results on
Form 6-K.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: September 15, 2009

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

4.1	Purchase Agreement between Telvent GIT, S.A. and Telvent Corporation, S.L. dated September 11, 2009.